SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

For the month of June of 2006

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

FOR IMMEDIATE RELEASE

Bladex Announces Quarterly Dividend Payment
for Second Quarter 2006

Panama City, Republic of Panama, June 23, 2006 - Banco Latinoamericano de Exportaciones, S.A. (Bladex) (NYSE: BLX), announced today that the $0.1875 per share quarterly cash dividend corresponding to the second quarter of 2006 and approved by the Board of Directors on January 31, 2006, is payable on July 17, 2006 to stockholders of record as of July 7, 2006.

As of May 31, 2006, Bladex had 37,559,874.20 common shares outstanding of all classes.

Bladex is a supranational bank originally established by the Central Banks of Latin America and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central and state-owned entities in 23 countries of the Region, as well as Latin American and international commercial banks, and institutional and retail investors.

For further information, please access our web site on the Internet at www.blx.com or contact:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama, Republic of Panama
Attention:  Carlos Yap S., Senior Vice President – Finance
Tel.: (507) 210-8563, E-mail: cyap@blx.com

-or-

i-advize Corporate Communications, Inc., 82 Wall Street, Suite 805,
New York, NY  10005
Attention:  Melanie Carpenter / Peter Majeski
Tel.: (212) 406-3690, E-mail:  bladex@i-advize.com

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

June 23, 2006

Banco Latinoamericano de Exportaciones, S.A.

	By:	/s/ Pedro Toll

	Name:	Pedro Toll
	Title:	Deputy Manager